Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES - PLAZA CENTERS
COMPLETES SUCCESSFUL HANDOVER OF RYBNIK AND SOSNOWIEC
SHOPPING CENTRES TO KLEPIERRE

Tel-Aviv, Israel, May 8, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), a leading Central and Eastern European (“CEE”) emerging markets property developer, announced today that it has formally completed the successful handover of the Rybnik Plaza and Sosnowiec Plaza Shopping and Entertainment centres in Poland to Klepierre SA (“Klepierre”), a leading French property group.

Both shopping malls, which were 100% let to international and local tenants on their opening to the public in March 2007, were pre-sold to Klepierre in July 2005.

Owing to the successful letting campaign and the strong market conditions experienced in Poland since the pre-sale agreements were signed with Klepierre in July 2005, the actual closing consideration, subject to the fulfilment of certain conditions, resulted in a higher sum being paid to Plaza. The combined market value of the properties now totals €90.1 million, an increase of €18.6 million than in the pre-sale agreements were signed with Klepierre in July 2005.

The gains from selling these assets will be included in the Company’s forthcoming financial results for Q1 2007 and Q2 2007.

Plaza also anticipates benefiting from valuation increase of approximately €7.5 million and €12 million respectively on the Lublin Plaza Centre (Poland) and the Plzen Plaza Centre (Czech Republic) which have also been pre-sold to Klepierre. The formal completion of the handover of these two centres is anticipated to take place in Q2 2007 and Q1 2008, for Lublin and Plzen respectively.

Additionally, Plaza is pleased to report that it has also agreed the sale of the Duna Plaza offices in Budapest, Hungary, to Klepierre for a consideration of €14.2 million, an increase in the value which was agreed upon with Klepierre.  The offices are located adjacent to the Duna Plaza shopping and entertainment centre which was sold to Klepierre in July 2004.  Furthermore, Plaza has agreed with Klepierre to proceed with the development of the extension to the Duna Plaza Centre on an adjacent area of land, which is anticipated to be completed by 2010.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@elbitimaging.com	kprice@hfgcg.com